UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2019

Commission File Number: 001-38403

CRONOS GROUP INC.
(Name of registrant)

720 King Street W., Suite 320
Toronto, Ontario
M5V 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GROUP INC.
(Registrant)

Date: August 8, 2019	/s/ Michael Gorenstein
Michael Gorenstein
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated August 8, 2019 – “Cronos Group Inc. Announces Second Quarter and First-Half 2019 Results”